Exhibit 99.1

ZTO Reports Fourth Quarter 2023 and Full Year 2023 Unaudited Financial Results

RMB9.0 Billion Full Year Adjusted Net Income Grew 32.3%
30.2 Billion Annual Parcels Expanded Market Share to 22.9%
US$0.62 per Share Annual Dividend Increased 68%
Upsizes Share Repurchase Program by USD500 million

SHANGHAI, March 19, 2024 /PRNewswire/ -- ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China ("ZTO" or the "Company"), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023[1]. The Company grew parcel volume by 5.8 billion, or 23.8% year over year and expanded market share by 0.8 percentage points to 22.9% while maintaining high quality of service and customer satisfaction. Adjusted net income[2] increased 32.3% to reach RMB9.0 billion. Net cash generated from operating activities was RMB13,361.0 million.

Fourth Quarter 2023 Financial Highlights

•	Revenues were RMB10,619.4 million (US$1,495.7 million), an increase of 7.6% from RMB9,871.3 million in the same period of 2022.
•	Gross profit was RMB3,128.2 million (US$440.6 million), an increase of 12.8% from RMB2,772.6 million in the same period of 2022.
•	Net income was RMB2,209.8 million (US$311.2 million), an increase of 3.8% from RMB2,129.3 million in the same period of 2022.
•	Adjusted EBITDA[3] was RMB3,651.8 million (US$514.3 million), an increase of 7.5% from RMB3,397.5 million in the same period of 2022.
•	Adjusted net income was RMB2,214.4 million (US$311.9 million), an increase of 4.4% from RMB2,120.2 million in the same period of 2022.
•	Basic and diluted net earnings per American depositary share ("ADS"[4]) were RMB2.72 (US$0.38) and RMB2.66 (US$0.37), an increase of 1.9% and 1.9% from RMB2.67 and RMB2.61 in the same period of 2022, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.73 (US$0.38) and RMB2.67 (US$0.38), an increase of 2.6% and 2.7% from RMB2.66 and RMB2.60 in the same period of 2022, respectively.
•	Net cash provided by operating activities was RMB3,923.3 million (US$552.6 million), compared with RMB3,769.8 million in the same period of 2022.

Fiscal Year 2023 Financial Highlights

•	Revenues were RMB38,418.9 million (US$5,411.2 million), an increase of 8.6% from RMB35,377.0 million in 2022.
•	Gross profit was RMB11,662.5 million (US$1,642.6 million), an increase of 29.0% from RMB9,039.3 million in 2022.
•	Net income was RMB8,754.5 million (US$1,233.0 million), an increase of 31.5% from RMB6,659.0 million in 2022.
•	Adjusted EBITDA[3] was RMB14,107.3 million (US$1,987.0 million), an increase of 25.0% from RMB11,289.1 million in 2022.
•	Adjusted net income[2] was RMB9,005.9 million (US$1,268.5 million), an increase of 32.3% from RMB6,806.0 million in 2022.
•	Basic and diluted net earnings per American depositary share ("ADS"[4]) were RMB10.83 (US$1.53) and RMB10.60 (US$1.49), an increase of 28.8% and 26.8% from RMB8.41 and RMB8.36 in 2022.
•	Adjusted basic and diluted net earnings per American depositary share attributable to ordinary shareholders were RMB11.14 (US$1.57) and RMB10.90 (US$1.54), an increase of 29.7% and 27.6% from RMB8.59 and RMB8.54 in 2022.
•	Net cash provided by operating activities was RMB13,361.0 million (US$1,881.9 million), compared with RMB11,479.3 million in 2022.

Operational Highlights for Fourth Quarter 2023

•	Parcel volume was 8,705 million, an increase of 32.0% from 6,593 million in the same period of 2022.
•	Number of pickup/delivery outlets was over 31,000 as of December 31, 2023.
•	Number of direct network partners was over 6,000 as of December 31, 2023.
•	Number of self-owned line-haul vehicles was over 10,000 as of December 31, 2023.
•	Out of the over 10,000 self-owned trucks, over 9,200 were high capacity 15 to 17-meter-long models as of December 31, 2023, compared to approximately 11,000 as of December 31, 2022.
•	Number of line-haul routes between sorting hubs was over 3,900 as of December 31, 2023, compared to approximately 3,750 as of December 31, 2022.
•	Number of sorting hubs was 99 as of December 31, 2023, among which 91 are operated by the Company and 8 by the Company's network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investments and subsidiaries and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investments and subsidiaries which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, "Amidst uncertainties and unexpected shifts in macroeconomic environment as well as in China express delivery industry during 2023, and by focusing on what we can do, ZTO delivered strong results for the year. We stayed ahead of the industry growth with 30.2 billion parcels and achieved 9 billion adjusted net income that grew 32.3% over last year. As we continued to evolve from being heavily dependent on experience to become increasingly assisted by data and analytics, we received positive outcome across many aspects of our business including partner network quality and stability, product and services enrichment, revenue mix improvements, operational productivity gain and last-mile presence."

Mr. Lai added, "The landscape of express delivery industry in China continues to bifurcate between bigger scale and higher profitability versus smaller in size or overcoming losses. ZTO is at the forefront of this divergence. Our strategies and execution have been effective in striking healthy balance amongst competing priorities including service quality, volume growth and earnings expansions throughout the years. Although uncertainties remain in near and longer term macroeconomic and industry specific development, we are certain of our clear competitive strengths that took years to build, and with unrelenting vigilance, we are well prepared to effectively manage risks and seize opportunities, as well as pragmatically raise shareholder returns."

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, "Moving in the same direction of the industry, ZTO's core express ASP declined 11.3% or ¥16 cents for 2023, out of which, ¥5 cents were associated with volume incentives. Price competition remained intense particularly in ecommerce concentrated markets. The positive news is that our solid base scale and continuous productivity initiatives combined with stable SG&A cost structure altogether helped to offset the negative price impact.  Our operating margin rate improved by 4.1 points for the year to reach 26%. With digitization driving operational decisions and execution process, our ability to deliver on strategic goals have greatly improved."

Ms. Yan added, "Capital spending for 2023 was ¥6.7 billion, and cash flow from operating activities grew 16.4% to reach ¥13.4 billion. The board has approved the establishment of a regular dividend policy starting with a $62 cents per share cash dividend for 2023, and no less than 40% payout ratio for 2024.  Further, the board authorized an additional US$500 million stock repurchase amount to add to the previous total of US$1.5 billion buyback program. Benefiting from the positive long-term growth prospects of Chinese economy, logistics industry, and leveraging the Company's competitive advantage and free cash generation, ZTO is well prepared to steadily increase return to our investors."

Fourth Quarter 2023 Unaudited Financial Results

	Three Months Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	9,168,541	92.9	9,759,253	1,374,562	91.9
Freight forwarding services	254,130	2.6	236,640	33,330	2.2
Sale of accessories	404,683	4.1	579,138	81,570	5.5
Others	43,973	0.4	44,403	6,254	0.4
Total revenues	9,871,327	100.0	10,619,434	1,495,716	100.0

Total Revenues were RMB10,619.4 million (US$1,495.7 million), an increase of 7.6% from RMB9,871.3 million in the same period of 2022. Revenue from the core express delivery business increased by 8.0% compared to the same period of 2022, as a net result of a 32.0% increase in parcel volume and an 18.2% decrease in parcel unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 47.0% through either re-engagement of partner outlets or rationalization due to loss-making. Revenue from freight forwarding services decreased by 6.9% compared to the same period of 2022 mainly due to declining cross border e-commerce pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 43.1% in line with parcel volume growth. Other revenues were mainly derived from financing services.

	Three Months Ended December 31,
	2022		2023
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,394,342	34.4	3,964,208	558,347	37.3
Sorting hub operating cost	2,139,620	21.7	2,257,047	317,898	21.3
Freight forwarding cost	238,464	2.4	227,547	32,049	2.1
Cost of accessories sold	147,838	1.5	162,227	22,849	1.5
Other costs	1,178,501	11.9	880,156	123,968	8.3
Total cost of revenues	7,098,765	71.9	7,491,185	1,055,111	70.5

Total cost of revenues was RMB7,491.2 million (US$1,055.1 million), an increase of 5.5% from RMB7,098.8 million in the same period last year.

Line haul transportation cost was RMB3,964.2 million (US$558.3 million), an increase of 16.8% from RMB3,394.3 million in the same period last year. The unit transportation cost decreased 11.5% or 5 cents mainly attributable to better economies of scale, optimized line-haul route planning and decrease in fuel price.

Sorting hub operating cost was RMB2,257.0 million (US$317.9 million), an increase of 5.5% from RMB2,139.6 million in the same period of last year. The increase primarily consisted of (i) RMB55.8 million (US$7.9 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB84.2 million (US$11.9 million) increase in depreciation and amortization costs associated with automation equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 20.1% or 6 cents. As of December 31, 2023, there were 464 sets of automated sorting equipment were in service, compared to 458 sets as of December 31, 2022, which enhanced overall sorting operational efficiencies.

Cost of accessories sold was RMB162.2 million (US$22.8 million), increased by 9.7% compared with RMB147.8 million in the same period last year.

Other costs were RMB880.2 million (US$124.0 million), a decrease of 25.3% from RMB1,178.5 million in the same period last year. The decrease mainly consisted of (i) RMB273.7 million (US$38.5 million) decrease in dispatching costs associated with serving enterprise customers and (ii) RMB64.1 million (US$9.0 million) decrease in costs associated with expanding last mile business, offset by (iii) RMB34.1 million (US$4.8 million) increase in tax surcharge.

Gross Profit was RMB3,128.2 million (US$440.6 million), increased by 12.8% from RMB2,772.6 million in the same period last year as a combined result of revenues growth and cost productivity gain. Gross margin rate improved to 29.5% from 28.1% for the same period last year.

Total Operating Expenses were RMB373.2 million (US$52.6 million), compared to RMB312.7 million in the same period last year.

Selling, general and administrative expenses were RMB700.4 million (US$98.6 million), increased by 24.9% from RMB560.9 million in the same period last year. The increase primarily consisted of (i) RMB85.6 million (US$12.1 million) provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., LTD, an equipment supplier, and (ii) RMB42.6 million (US$6.0 million) in depreciation and amortization expenses.

Other operating income, net was RMB327.2 million (US$46.1 million), compared to RMB248.1 million in the same period last year. Other operating income mainly consisted of (i) RMB191.2 million (US$26.9 million) of government subsidies and tax rebates, (ii) RMB71.8 million (US$10.1 million) of VAT super deduction, and (iii) RMB11.2 million (US$ 1.6 million) of rental income.

Income from operations was RMB2,755.1 million (US$388.0 million), an increase of 12.0% from RMB2,459.8 million for the same period last year. Operating margin rate increased to 25.9% from 24.9% in the same period last year.

Interest income was RMB201.4 million (US$28.4 million), compared with RMB111.8 million in the same period last year.

Interest expenses was RMB61.8 million (US$8.7 million), compared with RMB76.1 million in the same period last year.

Loss from fair value changes of financial instruments was RMB51.2 million (US$7.2 million), compared with a gain of RMB83.5 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are determined by commercial banks according to market-based estimation of future redemption prices. The loss included RMB100.0 million (US$14.1 million) write off of certain trust products managed by Zhongrong International Trust Co. Ltd. (中融) who failed to make redemption payments upon maturity.

Income tax expenses were RMB636.6 million (US$89.7 million) compared to RMB500.5 million in the same period last year. Overall income tax rate increased by 3.0 percentage year over year, mainly due to RMB0.2 billion accrual of withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

Net income was RMB2,209.8 million (US$311.2 million), which increased by 3.8% from RMB2,129.3 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.72 (US$0.38) and RMB2.66 (US$0.37), compared to basic and diluted earnings per ADS of RMB2.67 and RMB2.61 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.73 (US$0.38) and RMB2.67 (US$0.38), compared with RMB2.66 and RMB2.60 in the same period last year, respectively.

Adjusted net income was RMB2,214.4 million (US$311.9 million), compared with RMB2,120.2 million during the same period last year.

EBITDA[1] was RMB3,647.2 million (US$513.7 million), compared with RMB3,406.5 million in the same period last year.

Adjusted EBITDA was RMB3,651.8 million (US$514.3 million), compared to RMB3,397.5 million in the same period last year.

Net cash provided by operating activities was RMB3,923.3 million (US$552.6 million), compared with RMB3,769.8 million in the same period last year.

(1)

EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Fiscal Year 2023 Financial Results

	Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	32,575,698	92.1	35,488,060	4,998,389	92.4
Freight forwarding services	1,212,677	3.4	906,802	127,720	2.4
Sale of accessories	1,384,674	3.9	1,876,624	264,317	4.9
Others	203,947	0.6	147,429	20,765	0.3
Total revenues	35,376,996	100.0	38,418,915	5,411,191	100.0

Total Revenues were RMB38,418.9 million (US$5,411.2 million), an increase of 8.6% from RMB35,377.0 million last year. Revenue from the core express delivery business increased by 9.8%, as a net result of a 23.8% increase in parcel volume and an 11.3% decrease in parcel unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 37.3% through either re-engagement of partner outlets for fulfilment or rationalization due to loss-making. Revenue from freight forwarding services decreased by 25.2% compared to last year due to post pandemic e-commerce price decline. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills, increased by 35.5%, and in line with parcel volume growth. Other revenues were mainly derived from financing services.

	Year Ended December 31,
	2022		2023
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	12,480,170	35.3	13,591,627	1,914,341	35.4
Sorting hub operating cost	7,845,491	22.2	8,253,522	1,162,484	21.5
Freight forwarding cost	1,137,140	3.2	854,533	120,358	2.2
Cost of accessories sold	463,448	1.3	513,391	72,310	1.3
Other costs	4,411,472	12.4	3,543,316	499,066	9.2
Total cost of revenues	26,337,721	74.4	26,756,389	3,768,559	69.6

Total cost of revenues was RMB26,756.4 million (US$3,768.6 million), an increase of 1.6% from RMB26,337.7 million last year.

Line haul transportation cost was RMB13,591.6 million (US$1,914.3 million), an increase of 8.9% from RMB12,480.2 million last year. The unit transportation cost decreased by 12.1% or 6 cents mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price.

Sorting hub operating cost was RMB8,253.5 million (US$1,162.5 million), an increase of 5.2% from RMB7,845.5 million last year. The increase primarily consisted of (i) RMB242.3 million (US$34.1 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii)RMB245.7 million (US$34.6 million) increase in depreciation and amortization costs associated with automated equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 15.0% or 5 cents.

Cost of accessories sold was RMB513.4 million (US$72.3 million), increased by 10.8% compared with RMB463.4 million last year.

Other costs were RMB3,543.3 million (US$499.1 million), a decrease of 19.7% from RMB4,411.5 million in 2022. The decrease mainly consisted of (i) RMB904.7 million (US$127.4 million) decrease in dispatching costs associated with serving enterprise customers, offset by (ii) RMB137.2 million (US$19.3 million) increase in IT charges.

Gross Profit was RMB11,662.5 million (US$1,642.6 million), increased 29.0% from RMB9,039.3 million last year as a combined result of revenues growth and cost productivity gain. Gross margin rate improved to 30.4% from 25.6% last year.

Total Operating Expenses were RMB1,654.6 million (US$233.0 million), compared to RMB1,302.8 million last year.

Selling, general and administrative expenses were RMB2,425.3 million (US$341.6 million), increased by 16.7% from RMB2,077.4 million last year. The increase was primarily due to (i) RMB115.9 million (US$16.3 million) increase in compensation and benefit expenses, (ii) RMB85.6 million (US$12.1 million) provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., LTD, an equipment supplier, (iii) RMB80.2 million (US$11.3 million) in headquarter facility expenses, and (iv) RMB74.8 million (US$10.5 million) depreciation and amortization costs associated with administrative equipment and facilities.

Other operating income, net was RMB770.7 million (US$108.5 million), compared to RMB774.6 million last year. Other operating income mainly consisted of (i) RMB397.0 million (US$55.9 million) of government subsidies and tax rebates, (ii) RMB277.4 million (US$39.1 million) of VAT super deduction, and (iii) RMB122.0 million (US$17.2 million) of rental income.

Income from operations was RMB10,007.9 million (US$1,409.6 million), an increase of 29.4% from RMB7,736.5 million last year. Operating margin rate increased to 26.0% from 21.9% last year.

Interest income was RMB706.8 million (US$99.5 million), compared with RMB503.7 million last year.

Interest expenses was RMB289.5 million (US$40.8 million), compared with RMB190.5 million last year.

Gain from fair value changes of financial instruments was RMB164.5 million (US$23.2 million) which included a loss of RMB100.0 million (US$14.1 million) of write off of certain trust products managed by Zhongrong International Trust Co. Ltd. (中融) who failed to make redemption payments upon maturity, compared with RMB46.2 million last year. Such gain or loss from fair value changes of the financial instruments are determined by commercial banks according to market-based estimation of future redemption prices.

Foreign currency exchange Gain, before tax was RMB93.5 million (US$13.2 million), mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income tax expenses were RMB1,938.6 million (US$273.0 million) compared to RMB1,633.3 million last year. Overall income tax rate decreased by 1.6% for the year ended December 31, 2023 compared with the same period in 2022 due to an income tax refund of RMB207.1 million received in the third quarter by Shanghai Zhongtongji Network Technology Co., Ltd.(上海中通吉网络技术有限公司), a wholly-owned subsidiary of the Company, for being recognized as a "Key Software Enterprise" that was qualified for a preferential tax rate of 10% for tax year 2022. Income tax expenses included RMB0.2 billion accrual of withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

Net income was RMB8,754.5 million (US$1,233.0 million), which increased by 31.5% from RMB6,659.0 million last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB10.83 (US$1.53) and RMB10.60 (US$1.49), compared to basic and diluted earnings per ADS of RMB8.41 and RMB8.36 last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB11.14 (US$1.57) and RMB10.90 (US$1.54), compared with RMB8.59 and RMB8.54 last year, respectively.

Adjusted net income was RMB9,005.9 million (US$1,268.5 million), compared with RMB6,806.0 million last year.

EBITDA[1] was RMB13,857.8 million (US$1,951.8 million), compared with RMB11,153.4 million last year.

Adjusted EBITDA was RMB14,107.3 million (US$1,987.0 million), compared to RMB11,289.1 million last year.

Net cash provided by operating activities was RMB13,361.0 million (US$1,881.9 million), compared with RMB11,479.3 million last year.

Recent Developments

Declaration of Dividend Payment

The board of directors (the "Board") has approved a cash dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023, representing a 68% increase compared to the dividend for the fiscal year 2022, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2024. The dividend payment represents a 40% dividend payout ratio. For holders of Class A ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2024 (Hong Kong Time). The payment date is expected to be April 22, 2024 for holders of Class A ordinary shares, and April 29, 2024 for holders of ADSs.

Adoption of Semi-Annual Regular Dividend Policy

The Board has approved a semi-annual regular cash dividend policy starting from 2024. Under the semi-annual dividend policy, starting from 2024, the Company will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend for each year is equivalent to no less than 40% of the Company's distributable profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company's operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Upsize and Extension of Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$1.5 billion and extended the effective time through June 30, 2024. As of December 31, 2023, the Company had purchased an aggregate of 42,501,325 ADSs for US$1,063.0 million on the open market, including repurchase commissions. The remaining funds available under the share repurchase program is US$437.0 million.

The Board has approved to upsize the share repurchase program with US$500 million to increase the aggregate value of shares that may be repurchased to US$2.0 billion, and to extend the effective time by one year through June 30, 2025.

Business Outlook

Based on current market conditions and current operations, the Company's parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0999 to US$1, the noon buying rate on December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO's operating results and for financial and operational decision-making purposes.

Reconciliations of the Company's non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO's management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO's data. ZTO encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO's management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, March 19, 2024 (8:30 AM Beijing Time on Wednesday, March 20, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	2471294

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 26, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	6936390

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	9,871,327	10,619,434	1,495,716	35,376,996	38,418,915	5,411,191
Cost of revenues	(7,098,765)	(7,491,185)	(1,055,111)	(26,337,721)	(26,756,389)	(3,768,559)
Gross profit	2,772,562	3,128,249	440,605	9,039,275	11,662,526	1,642,632
Operating (expenses)/income:
Selling, general and administrative	(560,859)	(700,357)	(98,643)	(2,077,372)	(2,425,253)	(341,590)
Other operating income, net	248,132	327,203	46,086	774,578	770,651	108,544
Total operating expenses	(312,727)	(373,154)	(52,557)	(1,302,794)	(1,654,602)	(233,046)
Income from operations	2,459,835	2,755,095	388,048	7,736,481	10,007,924	1,409,586
Other income/(expenses):
Interest income	111,768	201,383	28,364	503,722	706,765	99,546
Interest expense	(76,147)	(61,804)	(8,705)	(190,521)	(289,533)	(40,780)
Gain/(loss) from fair value changes of financial instruments	83,504	(51,247)	(7,218)	46,246	164,517	23,172
Gain/(loss) on disposal of equity investees and subsidiaries and others	9,083	(4,589)	(646)	69,598	5,485	773
Impairment of investment in equity investee	-	-	-	(26,328)	-	-
Foreign currency exchange gain before tax	9,064	17,972	2,531	147,254	93,543	13,175
Income before income tax, and share of loss in equity method	2,597,107	2,856,810	402,374	8,286,452	10,688,701	1,505,472
Income tax expense	(500,518)	(636,621)	(89,666)	(1,633,330)	(1,938,600)	(273,046)
Share of gain/(loss) in equity method investments	32,696	(10,376)	(1,461)	5,844	4,356	614
Net income	2,129,285	2,209,813	311,247	6,658,966	8,754,457	1,233,040
Net loss/(gain) attributable to non-controlling interests	33,326	(17,507)	(2,466)	150,090	(5,453)	(768)
Net income attributable to ZTO Express (Cayman) Inc.	2,162,611	2,192,306	308,781	6,809,056	8,749,004	1,232,272
Net income attributable to ordinary shareholders	2,162,611	2,192,306	308,781	6,809,056	8,749,004	1,232,272
Net earnings per share attributed to ordinary shareholders
Basic	2.67	2.72	0.38	8.41	10.83	1.53
Diluted	2.61	2.66	0.37	8.36	10.60	1.49
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,601,049	806,082,185	806,082,185	809,442,862	807,739,616	807,739,616
Diluted	841,226,602	837,291,253	837,291,253	820,273,531	838,948,683	838,948,683
Net income	2,129,285	2,209,813	311,247	6,658,966	8,754,457	1,233,040
Other comprehensive income/ (expenses), net of tax of nil:
Foreign currency translation adjustment	35,752	70,677	9,955	155,432	(104,052)	(14,655)
Comprehensive income	2,165,037	2,280,490	321,202	6,814,398	8,650,405	1,218,385
Comprehensive loss/(income) attributable to non-controlling interests	33,326	(17,507)	(2,466)	150,090	(5,453)	(768)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,198,363	2,262,983	318,736	6,964,488	8,644,952	1,217,617

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	11,692,773	12,333,884	1,737,191
Restricted cash	895,483	686,568	96,701
Accounts receivable, net	818,968	572,558	80,643
Financing receivables	951,349	1,135,445	159,924
Short-term investment	5,753,483	7,454,633	1,049,963
Inventories	40,537	28,074	3,954
Advances to suppliers	861,573	821,942	115,768
Prepayments and other current assets	3,146,378	3,772,377	531,328
Amounts due from related parties	314,483	148,067	20,855
Total current assets	24,475,027	26,953,548	3,796,327
Investments in equity investee	3,950,544	3,455,119	486,643
Property and equipment, net	28,813,204	32,181,025	4,532,603
Land use rights, net	5,442,951	5,637,101	793,969
Intangible assets, net	29,437	23,240	3,273
Operating lease right-of-use assets	808,506	672,193	94,676
Goodwill	4,241,541	4,241,541	597,409
Deferred tax assets	750,097	879,772	123,914
Long-term investment	7,322,545	12,170,881	1,714,233
Long-term financing receivables	1,295,755	964,780	135,886
Other non-current assets	816,839	701,758	98,841
Amounts due from related parties-non current	577,140	584,263	82,292
TOTAL ASSETS	78,523,586	88,465,221	12,460,066
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	5,394,423	7,765,990	1,093,817
Accounts payable	2,202,692	2,557,010	360,147
Notes payable	200,000	-	-
Advances from customers	1,374,691	1,745,727	245,881
Income tax payable	228,422	333,257	46,938
Amounts due to related parties	49,138	234,683	33,054
Operating lease liabilities	229,718	186,253	26,233
Dividends payable	1,497	1,548	218
Other current liabilities	6,724,743	7,236,716	1,019,271
Total current liabilities	16,405,324	20,061,184	2,825,559
Non-current operating lease liabilities	510,349	455,879	64,209
Deferred tax liabilities	346,472	638,200	89,889
Convertible senior bond	6,788,971	7,029,550	990,091
TOTAL LIABILITIES	24,051,116	28,184,813	3,969,748
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	535	525	74
Additional paid-in capital	26,717,727	24,201,745	3,408,744
Treasury shares, at cost	(2,062,530)	(510,986)	(71,971)
Retained earnings	29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss	(86,672)	(190,724)	(26,862)
ZTO Express (Cayman) Inc. shareholders' equity	54,028,551	59,801,745	8,422,900
Noncontrolling interests	443,919	478,663	67,418
Total Equity	54,472,470	60,280,408	8,490,318
TOTAL LIABILITIES AND EQUITY	78,523,586	88,465,221	12,460,066

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,769,838	3,923,285	552,583	11,479,308	13,360,967	1,881,851
Net cash used in investing activities	(4,380,805)	1,181,169	166,364	(16,041,890)	(12,252,751)	(1,725,762)
Net cash (used in) / provided by financing activities	(1,707,120)	(2,166,101)	(305,089)	7,058,202	(769,836)	(108,429)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(59,220)	4,450	627	338,106	109,843	15,471
Net (decrease) / increase in cash, cash equivalents and restricted cash	(2,377,307)	2,942,803	414,485	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of period	14,980,394	10,108,507	1,423,753	9,769,361	12,603,087	1,775,107
Cash, cash equivalents and restricted cash at end of period	12,603,087	13,051,310	1,838,238	12,603,087	13,051,310	1,838,238

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	11,692,773	12,333,884	1,737,191
Restricted cash, current	895,483	686,568	96,701
Restricted cash, non-current	14,831	30,858	4,346
Total cash, cash equivalents and restricted cash	12,603,087	13,051,310	1,838,238

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,129,285	2,209,813	311,247	6,658,966	8,754,457	1,233,040
Add:
Share-based compensation expense [1]	-	-	-	178,980	254,976	35,913
Impairment of investment in equity investee [1]	-	-	-	26,328	-	-
(Gain) / Loss on disposal of equity investees and subsidiaries and others, net of income taxes	(9,083)	4,589	646	(58,275)	(3,513)	(495)
Adjusted net income	2,120,202	2,214,402	311,893	6,805,999	9,005,920	1,268,458

Net income	2,129,285	2,209,813	311,247	6,658,966	8,754,457	1,233,040
Add:
Depreciation	665,400	705,117	99,314	2,540,899	2,740,819	386,037
Amortization	35,199	33,855	4,768	129,647	134,390	18,928
Interest expenses	76,147	61,804	8,705	190,521	289,533	40,780
Income tax expenses	500,518	636,621	89,666	1,633,330	1,938,600	273,046
EBITDA	3,406,549	3,647,210	513,700	11,153,363	13,857,799	1,951,831
Add:
Share-based compensation expense	-	-	-	178,980	254,976	35,913
Impairment of investment in equity investee	-	-	-	26,328	-	-
(Gain) / Loss on disposal of equity investees and subsidiaries and others, before income taxes	(9,083)	4,589	646	(69,598)	(5,485)	(773)
Adjusted EBITDA	3,397,466	3,651,799	514,346	11,289,073	14,107,290	1,986,971

(1)  Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,162,611	2,192,306	308,781	6,809,056	8,749,004	1,232,272
Add:
Share-based compensation expense [1]	-	-	-	178,980	254,976	35,913
Impairment of investment in equity investee [1]	-	-	-	26,328	-	-
(Gain) / Loss on disposal of equity investees and subsidiaries and others, net of income taxes	(9,083)	4,589	646	(58,275)	(3,513)	(495)
Adjusted Net income attributable to ordinary shareholders	2,153,528	2,196,895	309,427	6,956,089	9,000,467	1,267,690

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,601,049	806,082,185	806,082,185	809,442,862	807,739,616	807,739,616
Diluted	841,226,602	837,291,253	837,291,253	820,273,531	838,948,683	838,948,683

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.67	2.72	0.38	8.41	10.83	1.53
Diluted	2.61	2.66	0.37	8.36	10.60	1.49

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.66	2.73	0.38	8.59	11.14	1.57
Diluted	2.60	2.67	0.38	8.54	10.90	1.54

(1)  Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508